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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                               SYNTEX CORPORATION
                           (Name of Subject Company)

                               SYNTEX CORPORATION
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   871616 10
                     (CUSIP Number of Class of Securities)

                            NEIL W. FLANZRAICH, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                              3401 HILLVIEW AVENUE
                          PALO ALTO, CALIFORNIA 94304
                                 (415) 855-5050
                 (Name, address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                                With a copy to:

        BRIAN J. MCCARTHY, ESQ.              HARVEY J. GOLDSCHMID, ESQ.
  SKADDEN, ARPS, SLATE, MEAGHER & FLOM       HOLTZMANN, WISE & SHEPARD
         300 SOUTH GRAND AVENUE             1271 AVENUE OF THE AMERICAS
     LOS ANGELES, CALIFORNIA 90071            NEW YORK, NEW YORK 10020
             (213) 687-5000                        (212) 554-8000

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Syntex Corporation, a Panama corporation (the "Company"), and the address of the principal executive offices of the Company is 3401 Hillview Avenue, Palo Alto, California 94304. The title of the class of equity securities to which this statement relates is the common stock, par value $1.00 per share, of the Company (the "Shares").

ITEM 2.  TENDER OFFER OF THE PURCHASER.

     This statement relates to a tender offer by Roche Capital Corporation, a Panama corporation (the "Purchaser") and an indirectly wholly owned subsidiary of Roche Holding Ltd, a Switzerland corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated May 6, 1994, to purchase all outstanding Shares at $24.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 6, 1994 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

     The Offer is being made pursuant to an Acquisition Agreement and Plan of Merger, dated as of May 1, 1994 (the "Merger Agreement"), among the Company, the Purchaser and Roche (Panama) Corporation, a Delaware corporation and wholly owned subsidiary of the Purchaser ("Merger Subsidiary"). The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and satisfaction or waiver of all conditions to the Merger, Merger Subsidiary will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

     Based on the information in the Schedule 14D-1, the principal executive offices of each of the Purchaser and Parent are located at c/o Durling & Durling, Edificio Vallarino, Ultimo Piso, Calle 52 y Elvira Mendez, Panama, Republic of Panama.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Each material contract, agreement, arrangement and understanding between the Company or its affiliates and its executive officers, directors or affiliates is described in the attached Schedule I or set forth below.

     Stock Options. Pursuant to the terms of the Company's 1984 Stock Option and Stock Appreciation Rights Plan and 1991 Stock Option Plan for Non-Employee Directors, all outstanding stock options and stock appreciation rights ("SARs") under these plans, whether or not such stock options and SARs would otherwise then be exercisable, will become immediately exercisable upon a change in control of the Company (as defined in such plans), which would occur upon completion of the Offer. Pursuant to the Merger Agreement, all stock options and SARs outstanding immediately prior to the time the Merger becomes effective (the "Effective Time") will be converted into the right to receive from the Company an amount in cash equal to the excess, if any, of $24.00 (or any other higher price per Share paid in the Offer) over the applicable exercise price per Share of such stock option or SAR, multiplied by the number of Shares subject to such stock option or SAR, subject to any required withholding of taxes.

     Executive Severance Agreements. The Company has previously entered into agreements with Paul E. Freiman, Chairman of the Board and Chief Executive Officer, James N. Wilson, President and Chief Operating Officer, Gerhard von Mutzenbecher, Vice President, Thomas L. Gutshall, Executive Vice President, Robert L. Roe, Senior Vice President, Robert A. Lewis, Senior Vice President, and seven other executive officers and certain other employees of the Company. These agreements provided for the payment of certain severance and other benefits upon termination of the executive's employment by the Company without Cause or by the executive for Good Reason (each as defined in the agreements) following a change in control of the Company (as defined in the agreements).

     On April 28, 1994, the Board of Directors of the Company (the "Board of Directors"), based upon the recommendation of the Compensation and Benefits Committee of the Board of Directors (the "Compensation and Benefits Committee"), authorized amendments to the agreements. The amendments (i) reduce severance payments under the agreements by the amount of the executive's benefit, if any, under the Company's enhanced severance plan; (ii) eliminate benefits under the Company's Security of Employment Plan; (iii) generally require the executives to remain with the Company until at least December 31, 1994, unless a change in control occurs earlier; (iv) enlarge in some respects and reduce in other respects the grounds upon which an executive may terminate his or her employment for Good Reason following a change in control; (v) eliminate the tax-related cap on benefits payable under the original agreements; (vi) provide that a tax "gross-up" payment would be made by the Company in the event of the imposition of an excise tax upon the executive pursuant to Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"); (vii) base the calculation of the bonus component of the severance payment upon the executives' average bonuses for the past three years; (viii) provide for continued benefits under the Company's welfare benefit plans and accrual under the Company's pension benefit plans during the period in which the executives are entitled to severance payments; and (ix) make certain other relatively minor changes in the administration of the agreements. The transactions contemplated by the Merger Agreement would constitute a change in control for purposes of the executive severance agreements. The Company believes that, if a change in control were to occur pursuant to the Offer and all of the executive officers terminated their employment for Good Reason or had their employment terminated by the Company without Cause within one month of the Merger, the amount of cash severance benefits payable to the executives pursuant to these agreements and the Company's enhanced severance plan, excluding the tax gross-up referred to above, would be approximately $16.3 million (as discounted for present value, as provided in the agreements). A copy of the form of amended severance agreement between the Company and each of such executive officers is attached hereto as
Exhibit 2 and incorporated herein by reference.

     Call-to-Action Incentive Plan. At its 1993 Annual Meeting of Stockholders, the Company adopted a long-term incentive plan under which stock option and deferred cash incentive awards were granted to certain executive officers of the Company ("Call-to-Action Incentive Plan"). All of the stock option awards granted under the plan to the executive officers, which have an exercise price of $18.125 and $20.00 per Share, would become fully exercisable upon the occurrence of a change in control (as defined in the Call-to-Action Incentive
Plan), and a pro rata portion of the deferred cash incentive awards is payable upon the occurrence of a change in control. The transactions contemplated by the Merger Agreement would constitute a change in control for purposes of the Call-to-Action Incentive Plan. The Company believes that if a change in control were to occur pursuant to the Offer, deferred cash incentive awards in the aggregate amount of approximately $1,370,000 would be payable pursuant to the Call-to-Action Incentive Plan to the executive officers.

     Retiree Health Plans. On April 28, 1994, the Board of Directors, based upon the recommendation of the Compensation and Benefits Committee, approved a resolution providing that any amendment to the Company's Retiree Health Care Plans shall affect all retirees covered by and eligible to receive benefits thereunder as of the date of such amendment in the same manner and may not discriminate in favor of or against any such single retiree or group of retirees.

     Syntex Umbrella Pension Plan. On April 28, 1994, the Board of Directors based upon the recommendation of the Trust Review Committee, approved a resolution providing that the assets held in trust for the benefit of the participants and beneficiaries of the Syntex Umbrella Pension Plan (which provides benefits for certain employees located outside the United States) may not be used for any purpose other than providing benefits to participants and beneficiaries of such plan, prior to the satisfaction of all liabilities under such plan.

  ACTUAL AND POTENTIAL CONFLICTS OF INTEREST

     Certain Relationships with the Company. In December 1993, the Board of Directors created a special committee (the "Special Committee") to review strategic options facing the Company without any preconceived notions as to what would best serve the Company's stockholders, employees and customers in the near and long term and to consider and make recommendations with respect to the available means to maximize stockholder value. The initial members of the Special Committee were Anthony Solomon

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(Chairman), Julius R. Krevans and Robert S. Miller, Jr. In late February 1994, the Special Committee was expanded to include Paul E. Freiman and Dr. George Rosenkranz.

     In consideration of services rendered through February 22, 1994, the Chairman of the Special Committee received $100,000 and each of the two other members of the Special Committee who served on the Special Committee prior to that date received $50,000. In addition, in consideration for services rendered after February 22, 1994, and subject to the approval of the Compensation and Benefits Committee of the Board of Directors, it is anticipated that the nonexecutive directors on the Special Committee may receive additional compensation based upon the Compensation and Benefits Committee's determination as to, among other things, the service of the members of the Special Committee and the results of the Special Committee's efforts.

     For legal services rendered to the Company in connection with the transactions contemplated by the Merger Agreement and certain related activities, the law firm of Holtzmann, Wise & Shepard, of which Howard M. Holtzmann, a director of the Company, is a partner, is to receive a fee of $2,200,000.

     Limited Director Liability and Indemnification. The Company's Amended Articles of Incorporation contain provisions which limit the directors' personal liability to the Company and its stockholders for monetary damages for breaches of the fiduciary duty as a director. The provision limits the liability of officers or directors acting in their capacities as officers or directors, and extends to claims on behalf of persons or entities other than the Company or its stockholders. The provision does not eliminate directors' liability for monetary damages (i) for breach of the duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) for dividends, distributions or stock repurchases in violation of the General Corporation Law of the Republic of Panama ("Panama Law") or (iv) for any transaction from which a director derived an improper personal benefit.

     The Company's Amended Articles of Incorporation also contain provisions to the general effect that each director and officer shall be indemnified by the Company against liabilities and expenses in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) to which such director may be made a party or with which such director may become involved by reason of being a director, officer, employee or agent of the Company or any other organization at the request of the Company.

     In addition, the Merger Agreement provides that the Purchaser will cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the maximum extent provided under the Company's Amended Articles of Incorporation and bylaws in effect on the date thereof, provided that such indemnification shall (to the maximum extent permitted by law) be mandatory rather than permissive except in instances involving willful misconduct or bad faith and that the Surviving Corporation shall advance expenses, including attorneys' fees, promptly on demand and delivery of any required undertaking. The Merger Agreement also provides that the Purchaser cause to be maintained in effect for not less than three years from the Effective Time the current policies of the directors' and officers' liability insurance with respect to acts or omissions prior to the Effective Time, provided, that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous so long as such substitution does not result in gaps or lapses in coverage, and provided that the Purchaser shall not be obligated to cause the Surviving Corporation to pay premiums in excess of the amount per annum the Company paid in its last full fiscal year. The Surviving Corporation will pay all expenses (including attorneys' fees) that may be incurred by any indemnified party in enforcing the indemnity and the other obligations described above. The obligations of the Surviving Corporation to indemnify such indemnified parties may not be terminated or modified in a manner adverse to the directors and officers to whom this indemnity applies without the consent of such director or officer.

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

  THE MERGER AGREEMENT

     The following is a summary of the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement.

     The Offer. The Merger Agreement provides for the making of the Offer. The obligation of the Purchaser to accept for payment or pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the condition that there will be validly tendered in accordance with the terms of the Offer prior to the expiration date of the Offer and not withdrawn a number of Shares that, together with the Shares then owned by the Purchaser, represents at least a majority of the Shares outstanding on a fully diluted basis (the "Minimum Condition"), and certain other conditions set forth in the Merger Agreement. The Purchaser has expressly reserved the right to waive the Minimum Condition (but not below 77,400,000 Shares) or any of the other conditions to the Offer and to make any change in the terms or conditions of the Offer. The Purchaser has, however, agreed that no change in the Offer may be made which changes the form of consideration to be paid or decreases the price per Share or the number of Shares sought in the Offer, which imposes conditions to the Offer in addition to the Minimum Condition and those other conditions set forth in the Merger Agreement or which makes any other change in the terms or conditions of the Offer that is materially adverse to the holders of Shares.

     The Merger. The Merger Agreement provides that, unless the Merger Agreement is terminated (see "Termination" below), provided that all conditions to the consummation of the Merger have been satisfied or, to the extent permitted under the Merger Agreement, waived, at the Effective Time, Merger Subsidiary shall be merged with and into the Company, whereupon the separate existence of Merger Subsidiary will cease and the Company will be the Surviving Corporation. The Merger Agreement further provides that the articles of incorporation and bylaws of Merger Subsidiary in effect at the Effective Time shall be the articles of incorporation and bylaws, respectively, of the Surviving Corporation, and that, from and after the Effective Time until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation, and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

     Board Representation. The Merger Agreement provides that promptly upon the purchase by the Purchaser of a majority of the outstanding Shares on a fully diluted basis (including shares purchased pursuant to the Offer), the Purchaser shall be entitled to designate that number of directors, rounded up to the next whole number, on the Board of Directors that equals the product of (i) the total number of directors on the Board of Directors (giving effect to the election of any additional directors pursuant to the terms of the Merger Agreement) and (ii) the percentage that the number of Shares owned by the Purchaser and its affiliates (including shares so purchased) bears to the total number of Shares outstanding, and the Company shall upon request by the Purchaser, at the Company's election, either increase the number of directors or seek and accept resignations of incumbent directors. At such times, the Company will use its best efforts to cause individuals designated by the Purchaser to constitute the same percentage as such individuals represent on the Board of Directors of (x) each committee of the Board of Directors (other than any committee of the Board of Directors established to take action under the Merger Agreement), (y) each board of directors of each subsidiary of the Company and (z) each committee of each such board. Notwithstanding the foregoing, nothing contained in the Merger Agreement shall require any current member of the Special Committee to resign from the Board of Directors. Subject to the foregoing, the Company is to use its best efforts to ensure that all of the members of the Board of Directors and such boards and committees as of the date of the Merger Agreement shall remain members of the Board of Directors and such boards and committees until the Effective Time.

     The Company's obligations to appoint the Purchaser's designees to the Board of Directors will be subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

     Consideration To Be Paid in the Merger. The Merger Agreement provides that each Share outstanding immediately prior to the Effective Time shall be converted into the right to receive, at the election of the holder, either (i) $24.00 in cash (or any higher price per Share paid in the Offer), payable to the holder thereof, without interest ("Cash Election") or (ii) subject to certain restrictions, 0.024 shares of limited conversion preferred stock ("LCPS"), each full share of which shall have a stated value and liquidation value of $1,000 (or

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proportionately higher for any higher price per Share paid in the Offer) ("Stock
Election"). The Purchaser will only be obligated to issue LCPS to the extent the LCPS would be "held of record" (as defined in Rule 12g-5 under the Exchange Act) by not more than 299 persons. If the issuance of shares of LCPS in respect of all Shares as to which effective Stock Elections are made would result in LCPS being "held of record" by more than 299 persons, subject to the terms of the Merger Agreement, the Purchaser will issue LCPS to the maximum number of persons who have made valid Stock Elections such that, after giving effect to such issuance, the LCPS are held of record by 299 persons. In the event more than 299 holders of Shares make otherwise valid Stock Elections, the Purchaser and the Special Committee may jointly agree, in their discretion, as to the method for selecting holders who will be entitled to receive LCPS pursuant to otherwise valid Stock Elections, which method may consist of a lottery, selection by lot or according to the aggregate number of Shares as to which a holder makes a valid Stock Election, or any other method. In the event the Purchaser and the Special Committee are unable to agree on such a method, holders who made a Stock Election will be deemed to have made a Cash Election. Notwithstanding any provisions of the Merger Agreement, the Purchaser will not be obligated to accept Stock Elections with respect to 15% of the Shares outstanding as of the date of the Merger Agreement. No fractional shares of LCPS will be issued; in lieu thereof, a cash payment will be made in an amount determined by multiplying the stated value of the LCPS by the fraction of a share of LCPS to which such holder would otherwise have been entitled.

     The LCPS will be subject to mandatory redemption at the end of its ten-year term. Holders of LCPS shall be entitled to receive cumulative dividends at a rate of 3% per annum on the liquidation value of each share; such dividends to be payable annually. Holders of LCPS will have no voting rights except (i) as required under Panama Law and (ii) that the approval of at least a majority of the outstanding shares will be required to change the terms and provisions of LCPS in a manner that affects adversely the rights and preference of such holders. The Purchaser may redeem outstanding shares of LCPS with the consent of the holder to be so redeemed, and if such redemption, in the reasonable judgment of the Purchaser, shall be necessary to (i) terminate reporting and registration requirements of the Purchaser under the Exchange Act and (ii) avoid application of registration or reporting obligations under applicable securities laws to the Purchaser, any affiliate thereof or securities issuable upon exchange of LCPS. If the Purchaser were to redeem less than all outstanding shares of LCPS for the purposes described in clauses (ii) or (iii) of the preceding sentence, shares would be redeemed in the inverse order of size of the aggregate number of shares held of record (within the meaning of Rule 12g5-1 under the Exchange Act, as amended from time to time) of each holder or in such other reasonable manner as may be selected by the Purchaser in its sole discretion. Shares of LCPS may not be transferred except (i) in the case of LCPS held by an individual, to the estate or member of the immediate family of such individual or to an entity all of the owners of which are members of the immediate family of such individual,
(ii) in the case of a corporation or a partnership, to a wholly owned subsidiary of such corporation or partnership or (iii) in either case, to an institution qualified as tax exempt under Section 501(c)(3) of the Code. Shares of LCPS may only be exchanged prior to the mandatory redemption date beginning on the second anniversary of the issuance of such shares, (or, if earlier, upon adoption by the Purchaser of a plan of liquidation, dissolution or winding-up of the Purchaser), for Genusscheine of Parent ("Non-voting Equity Securities") provided, however, that such exchange of shares of LCPS will only be available to persons exempt from registration under applicable securities laws. Each share of LCPS is exchangeable annually for a number of Non-voting Equity Securities equal to the stated value of each share of LCPS divided by the Exchange Ratio (as defined in the Certificate of Designation of Limited Conversion Preferred Stock of Roche Capital Corporation (the "Certificate of Designation"), subject to adjustment as provided in the Certificate of Designation. No fractional Non-voting Equity Securities will be issued. Prior to effecting any exchange, the Purchaser shall have received from each exchanging holder a certification of such information as the Purchaser may deem necessary to determine the availability of an exemption from registration under applicable securities laws of such exchanging holder and an opinion of counsel to the Purchaser that such exchanges are exempt from registration. The rights of holders to exchange shares of LCPS shall terminate, at the election of the Purchaser, at any time the Securities and Exchange Commission (the "Commission") requires that Parent (i) become a reporting company subject to the requirements of Section 12 of the Exchange Act or (ii) provide to the Commission financial or other information with respect to Parent not then published elsewhere by Parent. In the event the rights of holders of the LCPS to exchange shares of LCPS are terminated by the

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Purchaser as described in the preceding sentence, holders whose rights are so terminated will have the right to require the Purchaser to redeem such holders' LCPS at a redemption price equal to the aggregate stated value, plus any accrued and unpaid dividends, as of the date such holder requests redemption. Each holder's right to exchange shares of LCPS will be exercisable only against the Purchaser.

     The Merger Agreement provides that prior to the purchase of Shares pursuant to the Offer, the Board of Directors (or, if appropriate, any committee thereof administering the Stock Plans (as defined below) shall adopt such resolutions or take such other actions as are required to adjust, effective immediately prior to the Effective Time, the terms of all outstanding employee and director stock options to purchase Shares ("Stock Options") and all outstanding SARs, whether or not presently exercisable, granted under any stock option or stock appreciation rights plan, program or arrangement of the Company or its subsidiaries (collectively, the "Stock Plans") to provide that (i) each Stock Option together with any SAR related thereto or granted in tandem therewith and
(ii) each SAR granted independent of, and not related to, any Stock Option (a "Free-standing SAR"), in each case outstanding immediately prior to the Effective Time shall be converted into the right of the holder of such Stock Option or Free-standing SAR, as the case may be, to receive a cash payment at that time from the Company or an amount determined by multiplying (x) the excess, if any, of the cash paid in the Cash Election over the applicable exercise price per Share of such Stock Option or strike price per Share of such Free-standing SAR, as the case may be, by (y) with respect to each Stock Option and related SAR, the number of Shares the holder of the Stock Option could have purchased (assuming full vesting of all Stock Options) had such holder exercised such Stock Option in full immediately prior to the Effective Time or, with respect to each Free-standing SAR, the number of Shares with respect to which the Free-standing SAR was granted (assuming full vesting of all Free-standing
SARs). All amounts payable pursuant to this provision shall be subject to any required withholding of taxes and shall be paid without interest.

     Moreover, prior to the purchase of Shares pursuant to the Offer, the Board of Directors (or, if appropriate, any committee administering the Stock Plans) shall adopt such resolutions or take such other actions as are required to provide that the Stock Plans shall terminate as of a date prior to the occurrence of a change in control as defined in the Syntex Security of Employment Plan (the "Stock Plan Termination Date"), except with respect to Stock Options and SARs that are outstanding as of the Stock Plan Termination Date which Stock Options and SARs shall be adjusted immediately prior to the Effective Time as described in the preceding paragraph, and to provide that the provisions in any other Employee Plan or Benefit Arrangement (as defined in the Merger Agreement) providing for the issuance, transfer or grant of capital stock of the Company shall be deleted as of the Stock Plan Termination Date, and the Company shall take all necessary actions to provide that following the Effective Time, no holder of a Stock Option or SAR or any participant in any Stock Plan or other Employee Plan or Benefit Arrangement shall have any right thereunder to acquire any capital stock of the Company or the Surviving Corporation.

     Representations and Warranties. The Merger Agreement contains a number of representations and warranties by the Company, including representations with respect to its corporate existence and power, corporate authorizations, governmental authorizations, capitalization, subsidiaries, Commission filings, financial statements, material liabilities, litigation, taxes, employee benefits, compliance with laws, finders' fees, and environmental matters.

     Agreement with Respect to the Conduct of Business Pending the Merger. The Merger Agreement provides that between the date of the Merger Agreement and the Effective Time, unless the Purchaser shall have consented in writing, the business of the Company and its subsidiaries will be conducted in the ordinary course of business consistent with past practice; each of the Company and its subsidiaries will use its best efforts to preserve intact its business organization and to keep available the services of its present officers and key employees, subject to the terms of the Merger Agreement. Among other things, subject to certain exceptions, neither the Company nor any of its subsidiaries will (a) adopt or propose any change in its articles of incorporation or bylaws;
(b) merge or consolidate with any other person or acquire a material amount of assets of any other person; (c) sell, lease, license or otherwise surrender, relinquish or dispose of any assets or property which are material to the Company and its subsidiaries as a whole except (i) pursuant to existing contracts or commitments, (ii) in the ordinary course consistent with past practice or (iii) as the Purchaser may agree in writing; (d) agree or commit to do any of the foregoing; or (e)(i) take, or agree or commit to take, any action that would make any representation and warranty of the Company thereunder inaccurate in any respect at, or as

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of any time prior to, the Effective Time or (ii) omit, or agree or commit to omit, to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time, provided, however, that the Company may take or omit to take such action the effect of which can (without any uncertainty) be cured at or prior to the Effective Time or a date on which Shares can be purchased pursuant to the Offer.

     The Merger Agreement provides that, as soon as reasonably practicable, (a) the Company will prepare and file with the Commission a proxy statement relating to the meeting of the Company's stockholders to be held in connection with the Merger and (b) the Purchaser will prepare and file with the Commission a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), in connection with the registration of LCPS to be issued in the Merger (the "Registration Statement"). Purchaser will use its best efforts to cause the Registration Statement to be declared effective by the Commission as promptly as practicable. Purchaser will promptly take any action required to be taken under foreign or state securities or Blue Sky laws in connection with the issuance of LCPS.

     The Merger Agreement further provides that, as soon as reasonably practicable, the Company will cause a meeting of its stockholders to be duly called and held for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger. The Board of Directors will, subject to their fiduciary duties as advised by counsel, recommend approval and adoption of the Merger Agreement and the Merger by the Company's stockholders. In connection with such meeting, the Company will, subject to the fiduciary duties of its Board of Directors, use all reasonable efforts to obtain the necessary approvals by its stockholders of the Merger Agreement and the transactions contemplated thereby.

     The Merger Agreement also contains provisions relating to (i) the parties' obligations to use their best efforts, (ii) certain filings and consents and
(iii) coordination of public announcements.

     Other Offers. The Merger Agreement provides that from the date of the execution of the Merger Agreement until the termination thereof, the Company and its subsidiaries will not, and will use their best efforts to cause their respective officers, directors, employees or other agents not to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal (as hereinafter defined), (ii) subject to the fiduciary duties of the Board of Directors under applicable law as advised by counsel, waive any provision of any standstill or similar agreements entered into by the Company or (iii) subject to the fiduciary duties of the Board of Directors under applicable law as advised by counsel to the Company, engage in negotiations with, or disclose any nonpublic information relating to the Company or any subsidiary or afford access to the properties, books or records of the Company or any subsidiary to, any person that may be considering making, or has made, an Acquisition Proposal; provided that, on or prior to May 14, 1994, the provisions of this sentence shall not apply to any party that is bound by a standstill or similar agreement with the Company on May 1, 1994 ("Existing Bidder"). The Merger Agreement does not, however, prohibit the Company and the Board of Directors from (i) taking and disclosing a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act and (ii) making such disclosures to the Company's stockholders which, in the judgment of and subject to the fiduciary duties of the Board of Directors with the advice of counsel, may be required under applicable law.

     The Company has agreed that it will (i) promptly notify the Purchaser after receipt of any Acquisition Proposal or any inquiries indicating that any person is considering making or wishes to make an Acquisition Proposal, (ii) promptly notify the Purchaser after receipt of any request for nonpublic information relating to the Company or any subsidiary or for access to the properties, books or records of the Company or any of its subsidiaries by any person that may be considering making, or has made, an Acquisition Proposal and (iii) subject to the fiduciary duties of the Board of Directors under applicable law as advised by counsel to the Company, keep the Purchaser advised of the status and principal financial terms of any such Acquisition Proposal, indication or request. The term "Acquisition Proposal" as used in the Merger Agreement means any offer or proposal for, or any indication of interest in, a merger or other business combination involving the Company or any of its subsidiaries or the acquisition of any equity interest in, or a substantial portion of the assets of, the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement.

     Conditions to the Merger. The respective obligations of the Company, the Purchaser and Merger Subsidiary to consummate the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions: (i) the Merger Agreement shall have been adopted by the affirmative vote of the stockholders of the Company in accordance with Panama Law; (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the Merger shall have expired; (iii) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger; provided that, neither party may assert this condition unless it has used its best efforts to oppose such judgment, injunction, order or decree and to avail itself of all rights of appeal or it has determined, in its reasonable judgment, that such efforts would not have a substantial likelihood of success; (iv) all actions by or in respect of or filings with any governmental body, agency, official, or authority required to permit the consummation of the Merger, including, without limitation, filing articles of merger or other appropriate documents for registration in the Mercantile Registry of the Republic of Panama and pursuant to the Delaware General Corporation Law, shall have been obtained or made (other than those actions or filings which, if not obtained or made prior to the consummation of the Merger, would not individually or in the aggregate reasonably be expected to have a material adverse effect); and (v) the Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the Commission.

     The obligations of the Purchaser and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions: (i) either (A) Committee on Foreign Investment in the United States ("CFIUS") shall have determined (either by action or nonaction) not to investigate the Offer and the Merger under the Defense Production Act of 1950, as amended ("Exon-Florio"), or (B) if CFIUS shall have determined to make such an investigation, such investigation shall have been completed and the President shall have determined (either by action or nonaction) not to take any action under Exon-Florio with respect to the transactions contemplated by the Merger Agreement; (ii) the Company shall have performed in all material respects all of its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time pursuant to the terms thereof; and (iii) the representations and warranties of the Company contained in the Merger Agreement and in any certificate or other writing delivered by the Company pursuant thereto shall be true at and as of the Effective Time as if made at and as of such time. In the event the Purchaser has not acquired Shares in the Offer, each of the conditions to the Offer, subject to certain specified modifications, shall have been satisfied or waived prior to the Effective Time.

     The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver at or prior to the Effective Time of the condition that the Purchaser and Merger Subsidiary shall have performed in all material respects each of their obligations under the Merger Agreement required to be performed by them at or prior to the Effective Time pursuant to the terms thereof and the representations and warranties of the Purchaser and Merger Subsidiary contained in the Merger Agreement and in any certificate or other writing delivered by the Purchaser or Merger Subsidiary pursuant thereto shall be true at and as of the Effective Time as if made at and as of such time.

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, notwithstanding any approval of the Merger Agreement by the stockholders of the Company, (i) by mutual written consent of the Company and the Purchaser; (ii) by either the Company or the Purchaser if (x), either the Purchaser shall have failed to commence the Offer within 15 days following May 1, 1994 or (y) the Purchaser shall not have purchased any Shares pursuant to the Offer prior to December 31, 1994; provided, however, that the passage of the period referred to in clause (y) shall be tolled for any part thereof during which any party shall be subject to a nonfinal order, decree or ruling or action restraining, enjoining or otherwise prohibiting the purchase of Shares pursuant to the Offer or the consummation of the Merger, and provided further that the right to terminate the Merger Agreement under clause (ii) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in any of the circumstances described in clauses (x) or (y); (iii) by the Purchaser or the Company if prior to the purchase of Shares pursuant to the Offer or the Effective Time, the Board of Directors shall have withdrawn or materially modified its approval or recommendation of the Offer, the Merger or the Merger Agreement, recommended another Acquisition Proposal or entered into a definitive agreement or agreement in principle with respect to another Acquisition Proposal, or resolved to do any of the foregoing; (iv) by either the Company or the Purchaser, if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining the Purchaser or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable; (v) by either the Purchaser or the Company, if the meeting of stockholders of the Company held for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger shall have been held and the stockholders of the Company shall have failed to approve and adopt the Merger Agreement and the Merger at such meeting; and (vi) by the Purchaser, if the Purchaser shall have received any communication from the Department of Justice or Federal Trade Commission (each an "HSR Authority") (which communication shall be confirmed to the other parties by the HSR Authority) that causes such party to reasonably believe that any HSR Authority has authorized the institution of litigation challenging the transactions contemplated by the Merger Agreement under the U.S. antitrust laws, which litigation will include a motion seeking an order or injunction prohibiting the consummation of any of the transactions contemplated by the Merger Agreement.

     Agreement With Respect to Employee Matters. The Merger Agreement provides that for a period of at least one year after the Effective Time, the Purchaser shall cause the Company to continue to maintain the Company's existing compensation, severance, welfare and pension benefit plans, programs and arrangements (other than any stock based plans, programs and arrangements) for the benefit of current and former employees and directors of the Company and its subsidiaries (subject to such modification as may be required by applicable law or to maintain the tax exempt status of any such plan which is intended to be qualified under Section 401(a) of the Code), provided that (i) nothing in the Merger Agreement shall prohibit the Purchaser from replacing any such existing plan or plans, program(s) or arrangement(s) with a plan or plans, program(s) or arrangement(s) which provide such employees and directors with benefits which are not less favorable in the aggregate than the benefits that would have been provided under the Company's existing plan(s), program(s) or arrangement(s) to the extent such replacement is permitted under the terms of the applicable plan, program or arrangement and (ii) nothing in the Merger Agreement shall obligate the Purchaser to provide such employees and directors with any stock based compensation (including, without limitation, stock options or stock appreciation rights) after the Effective Time.

     The Merger Agreement also provides that in light of the Purchaser's desire that the Company provide appropriate employee incentives in the future, the Purchaser has agreed promptly to develop, and the Company and the Purchaser shall promptly cooperate in developing, a new performance based incentive compensation plan for the benefit of employees of the Company and its subsidiaries as an appropriate substitute for the current Stock Plans.

     The Company has agreed not to, and to cause its subsidiaries not to, amend or modify any existing Employee Plan or Benefit Arrangement, nor enter into or otherwise establish, adopt or maintain any new employee plans, programs, agreements or arrangements, or grant any additional Free-standing SARs or other awards based upon the value of the Company's equity securities prior to and including the Effective Time without the prior consent of the Purchaser.

     The Merger Agreement also provides that the Purchaser currently intends to maintain the Company's headquarters at its present location in Palo Alto, California.

     From and after the Effective Time, for purposes of determining eligibility, vesting and benefit accrual under any replacement compensation, severance, welfare, pension benefit or savings plan of the Purchaser or any of its affiliates in which employees of the Company and its subsidiaries become eligible to participate, service with the Company or any of its subsidiaries shall be credited as if such services were rendered to the Purchaser or any of its affiliates, provided that (i) the Purchaser shall not be obligated to permit employees of the Company and its subsidiaries to participate in nor, upon participation, to receive such credited service, with respect to, any plan maintained by the Purchaser or its affiliates which is not intended to constitute a replacement plan for any existing plan, program or arrangement of the Company and its subsidiaries and (ii) the Purchaser shall not be required to give any such employee credit for such prior service with the Company or any of its subsidiaries for purposes of any plan which is a "defined benefit plan" within the meaning of Section 3(35) of the Employee Retirement Income Security Act of 1974, other than the Syntex U.S. Employees Pension Plan or any successor plan to the assets and liabilities thereof.

     No provision of the Merger Agreement with respect to employee matters shall create any third party beneficiary rights in any current or former employee or director of the Company or its subsidiaries (including any beneficiary thereof) under the Merger Agreement or in respect of continued or resumed employment or in respect of any benefits that may be provided, directly or indirectly, under any employee benefit plan or arrangement.

     Agreement With Respect to Director and Officer Indemnification and Insurance. The Merger Agreement provides that the Purchaser will cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the maximum extent permitted under the Company's articles of incorporation and bylaws in effect on the date of the Merger Agreement; provided that such indemnification shall (to the maximum extent permitted by law) be mandatory rather than permissive except in instances involving willful misconduct or bad faith and that the Surviving Corporation shall advance expenses, including attorneys' fees, promptly on demand and delivery of any required undertaking. For three years after the Effective Time, the Purchaser will cause to be maintained the policies of officers' and directors' liability insurance in effect as of the date of the Merger Agreement in respect of acts or omissions occurring prior to the Effective Time covering each such person covered by the Company's officers' and directors' liability insurance policy on the date of the Merger Agreement; provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which in all material respects are no less advantageous for so long as such substitution does not result in gaps or lapses in coverage; and provided further that in satisfying these obligations, the Purchaser shall not be obligated to cause the Surviving Corporation to pay premiums in excess of the amount per annum the Company paid in its last full fiscal year, which amount has been disclosed to the Purchaser. The Purchaser shall cause the Surviving Corporation to pay all expenses (including attorneys' fees) that may be incurred by any indemnified party in enforcing the indemnity and other obligations provided for in the Merger Agreement with respect thereto. The Purchaser has agreed that should the Surviving Corporation fail to comply with the foregoing obligations, the Purchaser shall be responsible therefor.

     Fees and Expenses. The Merger Agreement provides that the Company will pay the Purchaser, in immediately available funds, so long as the Purchaser shall not have materially breached its obligations under the Merger Agreement, promptly, but in no event later than two business days, after (i) the termination of the Merger Agreement by the Purchaser or the Company if prior to the purchase of Shares pursuant to the Offer or the Effective Time, the Board of Directors of the Company shall have withdrawn or materially modified its approval or recommendation of the Offer, the Merger or the Merger Agreement, recommended another Acquisition Proposal or entered into a definitive agreement or agreement in principle with respect to another Acquisition Proposal, or resolved to do any of the foregoing or (ii) if any person or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than the Purchaser or its affiliates or any group of which any of them is a member, shall have acquired beneficial ownership of more than 50% of any class or series of capital stock of the Company (including the Shares), through acquisition of stock, the formation of a group or otherwise, or shall have been granted any option, right, or warrant, conditional or otherwise, to acquire beneficial ownership of more than 50% of any class or series of capital stock of the Company (including the Shares) a fee for reimbursement of costs and expenses of (x) $20,000,000, if such event occurs on or before May 14, 1994, or (y) $35,000,000, if such event occurs after May 14, 1994. Subject to the foregoing, all costs and expenses incurred in connection with the Merger Agreement shall be paid by the party incurring such cost or expense.

     Amendment and Waivers. Subject to the provisions of the Merger Agreement described above in "Board Representation" any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, the Purchaser and Merger Subsidiary or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after the adoption of the Merger Agreement by the stockholders of the Company, no such amendment or waiver shall, without the further approval of such stockholders, alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, (ii) any term of the articles of incorporation of the Surviving Corporation or (iii) any of the terms or conditions of the Merger Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company. No failure or delay by any party in exercising any right, power or privilege under the Merger Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in the Merger Agreement shall be cumulative and not exclusive of any rights or remedies provided by law.

GUARANTY

     Parent has agreed, by means of a separate Guaranty dated as of May 1, 1994 (the "Guaranty") to guarantee to the Company the prompt and full performance and discharge by the Purchaser and Merger Subsidiary (together, the "Obligors") of all of the covenants, agreements, obligations, liabilities, representations and warranties of the Obligors under the Merger Agreement (collectively, the "Obligations"), including, without limitation, the due and punctual payment of all amounts which may become due and payable to the Company. If the Obligors shall default in the due and punctual performance of any of the Obligations or in the full and timely payment of any amounts owed pursuant to the Obligations, Parent will promptly cause to be performed such Obligations and will promptly cause full payment to be made of any amount due with respect thereto at its sole cost and expense.

     Parent has further guaranteed to those officers and directors of the Company whom the Purchaser has agreed will be indemnified and held harmless pursuant to Section 7.03 of the Merger Agreement the full and complete performance by the Obligors of each and all of the obligations set forth in said
Section 7.03, including, without limitation, the amounts due and payable to such officers and directors.

     The foregoing is a summary of the Guaranty, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference. Such summary is qualified in its entirety by reference to the Guaranty.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board of Directors.

     The Board of Directors has approved the Merger Agreement and the transactions contemplated thereby and unanimously recommends that all holders of Shares who wish to receive cash tender such Shares pursuant to the Offer.

     (b) Background; Reasons for the Recommendation.

     Over the past several months, the Board of Directors and the Company's senior management have been actively studying the changing healthcare environment, evaluating the increasingly competitive pharmaceutical industry and analyzing the Company's current and future prescription pharmaceutical product line to determine how it might fit into the changing environment. The Company was aware that many other companies were considering or had entered into a variety of strategic transactions to strengthen their positions for the future, recognizing the uncertainties surrounding the future of the pharmaceutical industry and the rapid pace of change in the industry. Such transactions included joint ventures, joint marketing arrangements, acquisitions of new product lines, acquisitions of other companies in related fields or consolidations with other companies. In addition, the Company continuously had to take into account the fact that its United States patent on naproxen, one of the Company's most significant products, expired in December 1993. This expiration caused the Company's revenues from this product to decline sharply.

     In recent years, the Company and Parent have from time to time explored opportunities for collaboration, strategic alliance or some form of combination. In December 1993, Parent communicated to the Company Parent's possible interest in pursuing an acquisition of the Company at a price per Share ranging from the low $20s to $27.

     In December 1993, the Board of Directors created the Special Committee to review the strategic options facing the Company without any preconceived notions as to what would best serve the Company's stockholders, employees and customers in the near and long term and to consider and make recommendations with respect to the available means to maximize stockholder value. Following its creation the Special Committee undertook, with the assistance of Wilkerson Group (a financial consulting firm), Goldman, Sachs & Co. ("Goldman Sachs"), legal advisors and members of the Company's management, a review of the Company's financial condition and prospects, including the effect on the Company of the expiration of its United States patent on naproxen, the status of the Company's research and development pipeline and the potential for realizations of values therefrom, the impact of managed healthcare on the pharmaceutical industry as a whole and the Company in particular, and the changing healthcare environment. In addition, the Special Committee reviewed the impact on the Company and the possible values for Shares attributable to different strategic alternatives, including the implementation of a restructuring plan to reduce the Company's costs during a period of lower revenues, certain alliances and business combinations with companies of smaller or similar size in the pharmaceutical or biotech industries and the possible sale of the Company.

     In February 1994, the Special Committee entered into a written engagement letter with Goldman Sachs to serve as independent financial advisor in connection with various strategic alternatives which the Company was considering. Beginning in February 1994, the Special Committee and the Board of Directors determined to approach a number of companies which might be interested in engaging in a strategic alliance, business combination or acquisition transaction with the Company. The Special Committee was expanded at this time to include Paul E. Freiman and Dr. George Rosenkranz. At the same time, the Company continued to develop plans with respect to additional restructuring efforts that it could undertake in the event that a satisfactory result from available alternatives was not achieved. One of the parties so approached was Parent, and on February 28, 1994, the Company and Parent entered into a confidentiality and standstill agreement which governed the conditions of disclosure of certain financial and other information of the Company. A copy of such confidentiality and standstill agreement between the Company and Parent is attached hereto as
Exhibit 4 and incorporated herein by reference.

     Following its review of certain financial and other information regarding the Company, during the week of March 8, 1994, Parent communicated to representatives of the Company its interest in acquiring the Company for $20 per share. After being advised that the Special Committee was not prepared to recommend such a transaction, and following additional discussions with the Company's representatives, Parent indicated a willingness to consider a transaction in which it would pay $20 per share together with a participation right based on the sales of one of the Company's new products (in the clinical testing stage) or, alternatively, $23 per share. After consideration, the Special Committee indicated to Parent and the Board of Directors that it was unable to recommend any such transaction.

     Throughout the remainder of March and April 1994, representatives of the Company continued to approach a number of parties who might be interested in a transaction with the Company and, as a result of those efforts, the Company entered into confidentiality and standstill agreements with three of such parties. In connection therewith, during the week of April 18, 1994, representatives of the Company indicated to Parent and other parties that, although no determination had been made to recommend a sale of the Company, the Special Committee was interested in receiving proposals to acquire or otherwise engage in a strategic alliance or business combination with the Company in order to determine which alternative would best serve the interests of the Company's stockholders. The Special Committee set a preliminary deadline of the end of the week of May 9, 1994, for receipt of any such proposals.

     After initial discussions concerning Parent's participation in the process outlined by the Special Committee, Parent indicated that it might consider unilaterally submitting a proposal to the Company at a time other than that proposed by the Special Committee in connection with such process. Immediately prior to the Company's regularly scheduled Board of Directors meeting on April 28, 1994, Parent submitted a written proposal to the Company which by its terms expired on May 1, 1994. The terms of Parent's proposal were substantially similar to the transactions contemplated by the Merger Agreement. After reviewing the terms of Parent's proposal together with their financial and legal advisors, the Special Committee and the Board of Directors determined to allow their advisors and representatives to proceed with negotiating definitive agreements with respect to Parent's proposal provided that the other parties that had entered into confidentiality and standstill agreements with the Company would continue to be afforded the opportunity to review financial and other information provided by the Company and to submit proposals under the process previously outlined by the Special Committee. Negotiations with respect to Parent's proposal then ensued.

     At a meeting held on May 1, 1994, the Special Committee reconvened and, after reviewing matters with the legal and financial advisors, determined by a unanimous vote of those members who were present that the transactions contemplated by the Merger Agreement are fair to and in the best interests of the stockholders of the Company and they recommended that the Board of Directors approve the Merger Agreement and the transactions contemplated thereby, although the Special Committee made no recommendation with respect to the election by stockholders to receive shares of a new issue of a limited conversion preferred stock to be issued by the Purchaser in connection with the Merger. After hearing the report of the Special Committee, the Board of Directors approved the Merger Agreement and the transactions contemplated thereby and unanimously recommended that all holders of Shares who wish to receive cash tender such Shares pursuant to the Offer. With respect to the Merger, the Board of Directors unanimously recommended that the stockholders of the Company vote in favor of approval and adoption of the Merger Agreement and the Merger, although the Board of Directors made no recommendation with respect to the election to receive shares of a new issue of a limited conversion preferred stock to be issued by the Purchaser in connection with the Merger. A copy of a press release announcing, among other things, the recommendations of the Special Committee and the Board of Directors is attached hereto as Exhibit 5 and is incorporated herein by reference. A copy of a letter to stockholders from the Company, which will accompany this Schedule 14D-9, is attached hereto as Exhibit 6 and is incorporated herein by reference.

     In determining to recommend the approval of the Merger Agreement and the transactions contemplated thereby to the full Board of Directors, and in approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares who wish to receive cash tender such Shares pursuant to the Offer, the Special Committee and the Board of Directors, respectively, considered a number of factors, including:

          (i) the knowledge of the Special Committee and the Board of Directors of the competitive uncertainties that could result from changes in the pharmaceutical and healthcare industries and the belief of the Special Committee and the Board of Directors as to the risks associated with such changes with respect to the Company;

          (ii) presentations by the management of the Company, and its consulting and financial advisors, regarding the financial condition, results of operations, business and prospects of the Company, including the status of the Company's research and development pipeline, the impact of the expiration of the United States naproxen patent on the Company and the competitive uncertainty that could result from major changes in the pharmaceutical, medical diagnostic and healthcare industries;

          (iii) that the $24.00 per Share Offer price represents (A) a premium of approximately 57% over the closing sales price for the Shares on the New York Stock Exchange (the "NYSE") on April 29, 1994, the last trading day prior to the public announcement of the execution of the Merger Agreement;
     (B) a premium of approximately 88% over the closing sales price for the Shares on the NYSE one week prior to April 29, 1994; and (C) a premium of approximately 73% over the closing sales price for the Shares on the NYSE four weeks prior to April 29, 1994;

          (iv) that the trading price of the Shares had not exceeded the $24.00 per Share Offer price since December 14, 1992, and that since May 6, 1992, the Share price was on a downward trend from a high of $46 1/4 to a low of
    $12 3/4 on April 22, 1994;

          (v) the opinion of Goldman Sachs to the effect that as of the date of the opinion the $24.00 per Share cash consideration to be received by the holders of the Shares in the transactions contemplated by the Merger Agreement is fair to such holders. A copy of the opinion of Goldman Sachs is attached hereto and filed as Exhibit 7, and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF GOLDMAN SACHS CAREFULLY IN ITS ENTIRETY;

          (vi) that the Merger Agreement is structured so as not to be contingent upon the outcome of the Company's ongoing clinical testing;

          (vii) that the Merger Agreement is structured to permit the Company to continue the process established by the Special Committee such that, on or before May 14, 1994, the Company may receive acquisition and other proposals from third parties that were bound by a standstill agreement with the Company on the date on which the Merger Agreement was executed, and engage in negotiations with, or disclose nonpublic information or afford access to, any such party;

          (viii) that the Merger Agreement is structured to permit the Company in the exercise of the fiduciary duties of the Board of Directors to engage in negotiations with, or disclose nonpublic information or afford access to, any third party that may be considering making, or has made, an Acquisition Proposal, or waive any standstill or similar agreements entered into by the Company;

          (ix) the terms and conditions of the Merger Agreement, including that the Purchaser could under certain circumstances be entitled to fees and expenses of $20,000,000 on or prior to May 14, 1994, and $35,000,000 thereafter, upon termination of the Merger Agreement in certain circumstances, including without limitation the modification or withdrawal of the Board of Directors' recommendation with respect to the Offer and the Merger, or if any person or group were to acquire beneficial ownership of more than 50% of any class or series of the Company's capital stock;

          (x) the ability of the Purchaser to consummate the Offer and the Merger without conditioning the Offer on obtaining any specific financing commitments; and

          (xi) a review of the terms of the limited conversion preferred stock of the Purchaser to be issued in connection with the Merger (including the dividend rate, the exchange ratio, the redemption provisions, the restrictions on transferability and the right to exchange, the uncertainty regarding the optional redemption or exchange of such stock and other provisions) and, after consultation with Goldman Sachs, the determination of the Board of Directors that the limited conversion preferred stock would be expected to trade, if it were not restricted from trading by its terms, at a discount to the $24.00 cash price offered in the Offer and the Merger, and the knowledge of the Special Committee and the Board of Directors that, despite such terms, the Company's long-term stockholders who have a low tax basis in their Shares might desire to have the opportunity to receive consideration for their Shares in a tax-free manner.

     The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Goldman Sachs has been retained by the Special Committee of the Company to act as independent financial advisor to the Company with respect to the Offer, the Merger and matters arising in connection therewith. Pursuant to a letter agreement dated March 1, 1994, which replaced a February 1994 letter agreement among the parties, if the Offer and the Merger are consummated, the Company will pay Goldman Sachs, for its services in connection with the foregoing matters, a fee of approximately $10,750,000, which amount includes minimum fees of $600,000 that were payable to Goldman Sachs at the start of the engagement. The Company has also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including the fees and expenses of its counsel, and to indemnify Goldman Sachs against certain liabilities, including liabilities arising under the federal securities laws.

     Goldman Sachs has provided certain investment banking services to the Company from time to time for which they have received customary compensation. In the ordinary course of their business, Goldman Sachs actively trades the debt and equity securities of the Company for their own account and for the accounts of customers and Goldman Sachs may, therefore, at any time hold a long or short position in such securities.

     The Company has also agreed to pay to the investment banking firm of Allen & Company Incorporated a fee of $2,500,000 for the services it has rendered in participating in originating the Offer and assisting in negotiating the Merger. Allen & Company Incorporated has provided investment banking services to the Company on a wide variety of matters for a number of years, and Marvyn Carton, who has been a director of the Company since 1957, is a director of Allen & Company Incorporated and was an Executive Vice President of Allen & Company Incorporated until his retirement in 1991. In addition, members of the Allen family, who have been stockholders of the Company since its inception, presently own in the aggregate approximately 12,100,000 Shares. Such Allen family members may also compensate Allen & Company Incorporated for services in connection with the Offer and the Merger.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as set forth in Schedule II hereto, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, except for (i) Shares the sale of which may trigger liability for the holder(s) under Section 16(b) of the Exchange Act, and (ii) those Shares as to which a holder chooses to avail himself of the stock election in the Merger (which, to the best of the Company's knowledge, would be voted by such holder in favor of the Merger at the appropriate time), each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or she has sole dispositive power to the Purchaser.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) The Company has been engaged in discussions with third parties regarding certain possible transactions involving the Company and in connection with such discussions has entered into confidentiality and standstill agreements. See Item 4(b) above.

     Except as set forth above or in Items 3(b) and 4(b), the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described above or in Items 3(b) or 4 above, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT
   NO.
- ----------
Exhibit 1     Acquisition Agreement and Plan of Merger, dated as of May 1, 1994, among Syntex
              Corporation, Roche Capital Corporation and Roche (Panama) Corporation
Exhibit 2     Form of Executive Severance Agreement entered into by and between Syntex
              Corporation and its executive officers and certain other employees
Exhibit 3     Guaranty, dated as of May 1, 1994, made by Roche Holding Ltd
Exhibit 4     Confidentiality and standstill agreement, dated February 28, 1994, between
              Syntex Corporation and Roche Holding Ltd
Exhibit 5     Press Release issued jointly by Syntex Corporation and Roche Holding Ltd, dated
              May 2, 1994
Exhibit 6     Letter to Stockholders of the Company dated May 6, 1994*
Exhibit 7     Opinion of Goldman, Sachs & Co. dated May 1, 1994*

- ---------------
* Included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 1994                        SYNTEX CORPORATION

                                          By /s/      NEIL W. FLANZRAICH
                                                     Neil W. Flanzraich
                                              Senior Vice President and Chief
                                                        Legal Officer

                                                                      SCHEDULE I

                               SYNTEX CORPORATION
                              3401 HILLVIEW AVENUE
                          PALO ALTO, CALIFORNIA 94304

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                            ------------------------

     This Information Statement is being mailed on or about May 6, 1994 as a part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the Shares at the close of business on May 6, 1994. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company. The Merger Agreement requires the Company, at the request of the Purchaser, to take all action necessary to cause the Purchaser's designees to be elected to the Board of Directors under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See "Board of Directors -- Right to Designate Directors; The Purchaser Designees."

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on May 6, 1994. The Offer is scheduled to expire at 12:00 midnight, New York City time, on June 6, 1994 unless the Offer is extended.

     The information contained in this Information Statement concerning the Purchaser has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of April 27, 1994, there were 221,134,238 Shares outstanding. The Board of Directors currently consists of thirteen members and there are currently no vacancies on the Board of Directors. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the purchase by the Purchaser of a majority of the outstanding Shares on a fully diluted basis (including the Shares purchased pursuant to the Offer), the Purchaser will be entitled to designate such number of directors (the "Purchaser Designees"), rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors in accordance with this mechanism) and (ii) the percentage that the number of Shares owned by the Purchaser and its affiliates (including Shares so purchased) bears to the total number of Shares outstanding. The

Company will, upon request of the Purchaser, at the Company's election, either increase the number of directors or seek and accept such resignations from incumbent directors as is necessary to enable the Purchaser's Designees to be so elected to the Board. The Company has also agreed to use its best efforts to cause the Purchaser Designees to constitute the same percentage as such individuals represent on the Board of Directors for each committee of the Board of Directors, the board of each subsidiary and each committee of each such board. Subject to the foregoing and other provisions of the Merger Agreement, the Company has agreed to use its best efforts to ensure that all of the members of the Board of Directors and such boards and committees as of the date of the Merger Agreement will remain members of the Board of Directors and such boards and committees until the Effective Time.

     Notwithstanding the Company's obligations outlined above, nothing shall require any current member of the Special Committee of the Board of Directors to resign from the Board of Directors.

     The Purchaser has informed the Company that it will choose the Purchaser Designees from the directors and executive officers listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with this Schedule 14D-9. The Purchaser has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to act as a director, if so designated. The information on such Schedule I is incorporated herein by reference.

     It is expected that the Purchaser Designees may assume office at any time following the purchase by the Purchaser of a specified minimum number of Shares pursuant to the Offer, which purchase cannot be earlier than June 6, 1994, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board of Directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of the most recent practicable date information with respect to persons known to management to be the beneficial owners of more than five percent of any class of voting securities of the
Company:

                                                  AMOUNT AND NATURE
                        NAME AND ADDRESS            OF BENEFICIAL       PERCENT
TITLE OF CLASS         OF BENEFICIAL OWNER            OWNERSHIP         OF CLASS
- --------------     ---------------------------    -----------------     --------
 Common Stock      Charles Allen Jr.,                 12,104,459(2)       5.5%
                   Herbert Allen, and members
                   of their families
                   711 Fifth Avenue,
                   New York, New York
                   10022(1)

- ---------------
(1) Such persons are not necessarily a group within the meaning of Section 13(d)(3) of the Exchange Act.

(2) All such securities are outstanding Shares directly owned as of April 1, 1994.

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The name, principal occupation, business experience and age of each director and executive officer and his or her term of office and period of previous service as a director (where applicable) of the Company and the number of Shares and percentage of outstanding Shares of the Company beneficially owned by each director and executive officer as of April 1, 1994, are set forth below. There are no family relationships among any of the named individuals, and no individual was selected as a director pursuant to any arrangement or understanding with any other person.

                                                                          AMOUNT
 DIRECTOR'S OR EXECUTIVE OFFICER'S                                      AND NATURE
           NAME AND YEAR                                                    OF          YEAR TERM
   FIRST BECAME DIRECTOR (WHERE                                         BENEFICIAL        WILL
            APPLICABLE)                      POSITION(S) HELD          OWNERSHIP(1)      EXPIRE
- -----------------------------------  --------------------------------  ------------     ---------
Paul E. Freiman....................  Chairman of the Board of            284,454(2)(3)     1994
  (1985)                             Directors and Chief Executive
                                     Officer
James N. Wilson....................  President and Chief Operating        65,574(2)(3)     1996
  (1990)                             Officer and Director

                                                                          AMOUNT
 DIRECTOR'S OR EXECUTIVE OFFICER'S                                      AND NATURE
           NAME AND YEAR                                                    OF          YEAR TERM
   FIRST BECAME DIRECTOR (WHERE                                         BENEFICIAL        WILL
            APPLICABLE)                      POSITION(S) HELD          OWNERSHIP(1)      EXPIRE
- -----------------------------------  --------------------------------  ------------     ---------
Dana G. Leavitt....................  Director                              9,250(4)        1996
  (1982)
Robert S. Miller, Jr. .............  Director                                 1,000        1996
  (1993)
Miriam Stoppard....................  Director                              1,250(4)        1996
  (1991)
Julius R. Krevans..................  Director                              2,450(4)        1994
  (1989)
Leonard Marks, Jr. ................  Director                              4,250(4)        1994
  (1970)
Anthony M. Solomon.................  Director                              3,650(4)        1994
  (1985)
Marvyn Carton......................  Director                            156,250(4)(5)     1995
  (1957)
John H. Fried......................  Director                            119,025(2)(4)     1995
  (1982)
Howard M. Holtzmann................  Director                               400,000        1995
  (1957)
Charles A. Lynch...................  Director                              2,250(4)        1995
  (1989)
George Rosenkranz..................  Director                          1,747,860(4)(6)     1995
  (1957)
Gerhard von Mutzenbecher...........  Vice President                          88,920
Thomas L. Gutshall.................  Executive Vice President            137,622(4)(6)
Robert L. Roe......................  Senior Vice President                   85,280
                                     Development Research
Robert A. Lewis....................  Senior Vice President,               63,950(4)
                                     President, Discovery-Research

- ---------------
(1) Unless otherwise indicated in a footnote, each person listed in the table possesses sole voting and sole investment power with respect to the Shares shown in the table to be owned by him or her. No person listed owns more than one percent of the class.

(2) Includes Shares issuable upon the exercise of stock options presently exercisable or which become exercisable within 60 days from April 1, 1994, granted pursuant to the Company's 1984 Stock Option and Stock Appreciation Rights plan as follows: Mr. Freiman, 207,750 Shares; Dr. Fried, 49,500 Shares; Mr. Wilson, 63,200 Shares; Dr. von Mutzenbecher, 66,150 Shares; Mr. Gutshall, 121,250 Shares; Mr. Roe, 71,250 Shares; Mr. Lewis, 57,792 Shares; Mr. Flanzraich, 91,150 Shares; Mr. Powers, 52,950 Shares; Mr. Booth, 53,000 Shares; Mr. Ells, 35,750 Shares; Ms. Friedman, 32,200 Shares; and Mr. Holder, 48,650 Shares.

(3) Includes 867 Shares held by the trustee of the Syntex U.S. Employees Retirement Savings Plan in the account of Mr. Freiman, 374 Shares held in the account of Mr. Wilson, 7,831 Shares held in the account of Mr. Flanzraich, 3,954 Shares held in the account of Mr. Ells, 1,111 Shares held in the account of Ms. Friedman, 1,520 Shares held in the account of Mr. Holder.

(4) Includes 1,250 Shares (1,000 in the case of Dr. Rosenkranz, and 250 in the case of Dr. Fried) issuable to each director indicated in the table upon the exercise of stock options granted pursuant to the Company's 1991 Stock Option Plan for Non-Employee Directors, which became exercisable within 60 days from September 1, 1993.

(5) Does not include 3,000 Shares owned by Mr. Carton's wife as to which he has no voting power or investment power and disclaims beneficial ownership.

(6) Does not include 65,920 Shares owned by Dr. Rosenkranz's wife as to which he has no voting power or investment power and disclaims beneficial ownership.

(7) Does not include 1,500 Shares owned by Mr. Gutshall's minor child as to which he has no investment power or voting power and disclaims beneficial ownership.

     PAUL E. FREIMAN. Mr. Freiman has been a director of the Company since 1985 and is a member of the Finance Committee, the Nominating Committee, the Board Committee on Science at Syntex and the Special Committee. Mr. Freiman joined Syntex Laboratories, Inc. in 1962 as a medical service representative. He was named Vice President, Marketing and Medical Services of Syntex Laboratories, Inc. in 1972 and Senior Vice President of that subsidiary in 1976. Mr. Freiman served as President of Syntex Laboratories, Inc. from 1978 to 1983. In 1981, he was elected a Vice President of the Company and in August 1985 was named a Senior Vice President of the Company with responsibility for the Company's human pharmaceutical business activities worldwide. In January 1986, Mr. Freiman was elected Executive Vice President of the Company with responsibility for the Company's human pharmaceutical and agribusiness activities worldwide and in January 1987 was elected President and Chief Operating Officer of the Company. In August 1989, Mr. Freiman was named Chief Executive Officer of the Company and was elected Chairman of the Board of Directors in July 1990. Mr. Freiman is 59 years of age.

     JAMES N. WILSON. Mr. Wilson was elected a director of the Company in 1990 and assumed the office of President and Chief Operating Officer of the Company on January 1, 1991. He is a member of the Finance Committee. From 1988 until 1990, Mr. Wilson was Chairman and Chief Executive Officer of Neurex Corporation, a company engaged in pharmaceutical research. From 1982 to 1988, he was President and Chief Executive Officer of LifeScan, a diagnostic company. Prior thereto he was employed by the Company for fourteen years in a number of marketing and management positions including President of Syntex Ophthalmics from 1977 to 1981. Mr. Wilson is 49 years of age.

     DANA G. LEAVITT. Mr. Leavitt has been a director of the Company since 1982 and is a member of the Audit Committee and the Compensation and Benefits Committee. Mr. Leavitt is President of Leavitt Management Company, a management consulting firm. He was President and Chief Executive Officer of Transamerica Title Insurance Company from 1964 to 1972, a Vice President of Transamerica Corporation from 1969 to 1971, a Group Vice President of Transamerica Corporation from 1971 to 1977 and an Executive Vice President of Transamerica Corporation from 1977 to 1981. Mr. Leavitt also served as a director of Transamerica Corporation from 1975 to 1981. Mr. Leavitt currently serves as a director of Chicago Title and Trust Company, Chicago Title Insurance Company, Ticor Title Insurance Company and Sacramento Savings Bank. Mr. Leavitt is 68 years of age.

     ROBERT S. MILLER, JR. Mr. Miller joined the Board of Directors in September 1993 and is Chairman of the Audit Committee, a member of the Finance Committee and a member of the Special Committee. He was Chief Financial Officer of Chrysler Corporation from 1981 to 1990 and Vice Chairman of the Board of that company from 1990 to 1992. He then became a senior partner in James D. Wolfensohn, Inc., investment bankers, where he specialized in advising companies in transition from 1992 to 1993. He is currently Vice President and Treasurer of Moore Mill and Lumber Company, a privately held company in the timber industry. He serves on the Boards of Directors of U.S. Bancorp, Federal-Mogul Corporation, Fluke Corporation, and Pope & Talbot, Inc. Mr. Miller is 52 years of age.

     MIRIAM STOPPARD. Dr. Stoppard was elected a director of the Company in 1991 and is a member of the Compensation and Benefits Committee and the Board Committee on Science at Syntex. She is the author of numerous books dealing with healthcare issues, particularly in the field of women's healthcare and babycare. She has written articles for various journals in the United States and England and currently writes a syndicated weekly column dealing with health and medicine, as well as regular features for the U.K. TV Times. Dr. Stoppard has also appeared as a healthcare commentator on numerous radio and television programs. Dr. Stoppard was affiliated with Syntex Pharmaceutical Ltd. from 1968 until 1980, serving as Managing Director of that company from 1977 until 1980. She currently serves as a director of Riverside Radio and Phipps P.R. Dr. Stoppard is 56 years of age.

     JULIUS R. KREVANS. Dr. Krevans has been a director of the Company since 1989. He is a member of the Finance Committee, the Compensation and Benefits Committee, the Board Committee on Science at

Syntex and the Special Committee. From July 1982 until May 1993, Dr. Krevans served as Chancellor of the University of California, San Francisco, and now serves on the faculty of that institution's School of Medicine. Prior to his appointment as Chancellor, Dr. Krevans served as a Professor of Medicine and Dean of the School of Medicine at the University of California, San Francisco from 1971 to 1982. Dr. Krevans is a member of the Institute of Medicine, National Academy of Sciences, and led its committee for the National Research Agenda on Aging until 1991. He is Chairman of the Bay Area Economic Forum, a member of the Medical Panel of the A.P. Giannini Foundation, and a member of the Board of Directors of the Bay Area BioScience Center. Dr. Krevans is 70 years of age.

     LEONARD MARKS, JR. Mr. Marks has been a director of the Company since 1970. He is Chairman of the Compensation and Benefits Committee and is a member of the Audit, Trust Review and Finance Committees. Mr. Marks is a financial and management consultant and a partner in Marks, Hoffman Associates, a venture capital firm. Mr. Marks served as Executive Vice President of Castle & Cooke, Inc., a company engaged in food production and real estate, from 1972 until his retirement in October 1985. Mr. Marks serves as a director of Airlease Management Services, Inc. and Alexion Pharmaceutical, Inc. Mr. Marks is 72 years of age.

     ANTHONY M. SOLOMON. Mr. Solomon has been a director of the Company since 1985. He is Chairman of the Nominating Committee and a member of the Audit, Finance and Trust Review Committees and is Chairman of the Special Committee. Mr. Solomon was Chairman of the Board of S.G. Warburg (U.S.A.) Inc. from April 1986 to July 1989. He served as a Director of S.G. Warburg Group until June 1991. He served as President and Chief Executive Officer of the Federal Reserve Bank of New York from April 1980 until his retirement on January l, 1985. Prior to joining the Federal Reserve Bank of New York, Mr. Solomon served for approximately three years as Undersecretary of the United States Treasury for Monetary Affairs. He is currently serving as chairman of the U.K. Fund and the Europe Fund boards managed by Mercury Asset Management Company of the S.G. Warburg Group. Mr. Solomon also serves on the Board of Overseers of the TIAA/CREF (Teachers Insurance and Annuity Association/College Retirement Equities Fund). He is an advisor to the Banca Comerciale Italiana in Milan, Italy and is an advisor to the Blackstone Group in New York, New York. Mr. Solomon is 74 years of age.

     MARVYN CARTON. Mr. Carton has been a director of the Company since 1957 and is Chairman of the Finance Committee and the Trust Review Committee. Mr. Carton is a director of Allen & Company Incorporated, investment bankers, a position which he has held for more than the last five years. Mr. Carton was also an Executive Vice President of Allen & Company Incorporated until his retirement on December 31, 1991. Mr. Carton serves as a director of Acquisition Resources Ltd. and the 3rd Century fund of Brown University. Mr. Carton is 76 years of age.

     JOHN H. FRIED. Dr. Fried has been a director of the Company since 1982 and is a member of the Finance Committee and the Board of Directors' Committee on Science at Syntex. Dr. Fried served as President of Syntex Research from 1976 until his retirement as an executive officer of the Company on March 31, 1992. He was a Senior Vice President of the Company from 1981 until October 1985. Dr. Fried was Vice Chairman of the Board of the Company from October 1985 until December 31, 1992. Dr. Fried is also a director of Corvas International Inc. and a director and chairman of Alexion Pharmaceutical Inc. Dr. Fried is 64 years of age.

     HOWARD M. HOLTZMANN. Mr. Holtzmann has been a director of the Company since 1957. Mr. Holtzmann has been a partner of the law firm of Holtzmann, Wise & Shepard for more than the last five years. Holtzmann, Wise & Shepard is principal outside counsel for the Company and has performed services for the Company as more fully described below. Mr. Holtzmann is 72 years of age.

     CHARLES A. LYNCH. Mr. Lynch has been a director of the Company since 1989 and is a member of the Compensation and Benefits Committee. Mr. Lynch is the Chairman of Market Value Partners Company, a firm engaged in making equity investments in, and providing remedial management services to, emerging and financially distressed companies. From August 1988 to May 1989, Mr. Lynch was President and Chief Executive Officer of Levolor Corporation, a company engaged in the manufacture of window coverings. Prior to joining Levolor Corporation, Mr. Lynch served as Chairman of the Board and Chief Executive Officer of DHL Airways, Inc., an express courier company, from September 1986 to June 1988 and Chairman of the Board and Chief Executive Officer of Saga Corporation, a food service company, from 1978 to June 1986.

Mr. Lynch is Chairman of the Board of Greyhound Lines, Inc. and a director of Fresh Choice Restaurants, Mid-Peninsula Bank, Nordstrom, Inc., Hexel Corporation and Pacific Mutual Life Insurance Company. Mr. Lynch is 66 years of age.

     GEORGE ROSENKRANZ. Dr. Von Rosenkranz has been a director of the Company since 1957 and is the Chairman of the Board of Directors' Committee on Science at Syntex and a member of the Finance and Nominating Committees. Dr. Rosenkranz was President of the Company from its inception in 1957 to June 1976 and Chairman of the Board from 1973 until his retirement as an officer of the Company on September 30, 1981. Dr. Von Rosenkranz is 77 years of age.

     GERHARD VON MUTZENBECHER. Mr. Mutzenbecher has been the President, Syntex Pharmaceuticals, Europe and Vice President, Syntex Corporation since 1992. From 1988 to 1992 he served as the Regional Vice President, Europe and Mexico, Syntex Pharmaceuticals International Limited. Mr. Mutzenbecher is 59 years old.

     THOMAS L. GUTSHALL. Mr. Gutshall has been an Executive Vice President of the Company since 1988. Mr. Gutshall is 56 years of age.

     ROBERT L. ROE. Mr. Roe has been the President, Developmental Research since 1992. From 1989 to 1992 he served as the Executive Vice President and Director, Medical Research and Pharmaceutical Development, Syntex Research. From 1988 through 1989, Mr. Roe served as the Senior Vice President and Director, Medical Research, Syntex Research. Mr. Roe is 53.

     ROBERT A. LEWIS. Mr. Lewis has been the President, Discovery Research since 1992. From 1989 to 1992 he served as Executive Vice President and Director, Basic Research and Drug Evaluation, Syntex Research. From 1988 to 1989, he served as the Senior Vice President and Director, Basic Research, Syntex Research. Mr. Lewis is 49 years of age.

     NEIL W. FLANZRAICH. Mr. Flanzraich has been the Senior Vice President and General Counsel since 1992. From 1988 to 1992 he served as Senior Vice President and Co-General Counsel. Mr. Flanzraich is 51 years of age.

     RICHARD P. POWERS. Mr. Powers has been the Senior Vice President and Chief Financial Officer since 1988. Mr. Powers is 53 years of age.

     MELVIN D. BOOTH. Mr. Booth has been the President of Syntex Laboratories since 1993. From 1992 to 1993 he served as the President of Syntex Pharmaceuticals Pacific and Vice President of the Company. From 1991 to 1992 he served as an Area Vice President of Syntex, Inc. From 1988 to 1991 he served as the President of Syntex, Inc., Canada. Mr. Booth is 49 years of age.

     ROBERT H. ELLS. Mr. Ells has been the Group Vice President, Pharmaceutical and Chemical Operations and Services since 1993. From 1988 to 1993 he served as Vice President, Chemical Operations and Engineering Services of the Company. Mr. Ells is 57 years of age.

     DARLENE FRIEDMAN. Ms. Friedman has been the Vice President, Human Resources of the Company since 1993. From 1992 to 1993 she served as the Vice President, Human Resources, Syntex (U.S.A.) Inc. During 1992 she served as Executive Director, Human Resources for the Company. From 1991 to 1992 she served as Corporate Director, Human Resources. From 1988 to 1991 she served as Director of Human Resources. Ms. Friedman is 51 years of age.

     GEORGE HOLDER. Mr. Holder has been the Vice President and President of Syntex Agribusiness, Inc. since 1988. Mr. Holder is 57 years of age.

     JEAN-CHARLES PSCHUDIN. Mr. Pschudin joined the Company on March 28, 1994 as Vice President and will succeed Mr. von Mutzenbecher as President, Syntex Pharmaceuticals, Europe, when Mr. von Mutzenbecher retires on July 31, 1994. From 1985 until 1994, Mr. Pschudin was with Johnson & Johnson International, serving most recently as a European sector Vice President. Mr. Pschudin is 51 years of age.

BOARD AND COMMITTEE MEETINGS

     The Board of Directors held eight regular meetings and one special meeting during fiscal 1993. Each director, except Mr. Holtzmann and Dr. Stoppard, attended over 75% of the total number of meetings of the Board of Directors and the committees thereof of which he or she was a member during fiscal 1993.

     The standing committees of the Board of Directors are the Audit Committee, the Compensation and Benefits Committee, the Finance Committee, the Nominating Committee, the Trust Review Committee and the Board of Directors' Committee on Science at Syntex.

     During fiscal 1993, the Audit Committee, comprising Mr. Jerome Farmer (Chairman), Mr. Leavitt, Mr. Marks and Mr. Solomon, held seven meetings. Mr. Farmer died after the end of the fiscal year, and Mr. Miller succeeded him as Chairman of the Audit Committee. The Audit Committee recommends to the Board of Directors the appointment of the independent public accountants and reviews with representatives of the independent public accountants the scope of their examination, their fees, the results of their examination and any problems identified by the independent public accountants regarding internal controls, together with their recommendations. The Audit Committee also meets with the director of the Company's Audit Services Department to review the activities of the internal audit staff and its reports on the functioning of the Company's program for compliance with its policy on business conduct and its policies and procedures on internal accounting controls.

     The Compensation and Benefits Committee, comprising Mr. Marks (Chairman), Dr. Krevans, Mr. Leavitt, Mr. Lynch and Dr. Stoppard, held eight meetings during fiscal 1993. The functions of the Compensation and Benefits Committee include the granting of stock options, the making of recommendations to the Board of Directors with respect to the salaries and incentive awards for the executive officers of the Company and certain key employees of the Company and its subsidiaries, and the making of recommendations to the Board of Directors with respect to major compensation and benefits programs.

     The Finance Committee, comprising Mr. Carton (Chairman), Mr. Farmer, Mr. Freiman, Dr. Fried, Dr. Krevans, Mr. Marks, Dr. Rosenkranz, Mr. Solomon and Mr. Wilson, held nine meetings during fiscal 1993. Mr. Miller succeeded Mr. Farmer as a member of this committee after the end of the fiscal year. The Finance Committee reviews the Company's financial policies and their implementation and, where appropriate, makes recommendations to the Board of Directors for modification or continuation thereof. The Finance Committee also reviews the Company's basic financial plans before their submission to the Board of Directors, the Company's asset and liability management programs and proposed acquisitions, divestitures and capital expenditures. The Finance Committee has authority to approve capital expenditures within limits established by the Board of Directors.

     The Nominating Committee, comprising Mr. Solomon (Chairman), Mr. Freiman and Dr. Rosenkranz, held three meetings during fiscal 1993. The Nominating Committee considers and recommends to the Board of Directors a slate of nominees for election as directors of the Company at the Annual Meeting of Stockholders and, when vacancies occur, candidates for election by the Board of Directors. The Nominating Committee also periodically evaluates the size and composition of the Board of Directors and makes recommendations with respect thereto.

     The Trust Review Committee, comprising Mr. Carton (Chairman), Mr. Farmer and Mr. Marks, held four meetings during fiscal 1993. Mr. Solomon succeeded Mr. Farmer as a member of this committee after the end of the fiscal year. The Trust Review Committee monitors the management of the assets of such of the Company's employee benefit plans as the Board of Directors shall designate. The Trust Review Committee also reviews the actuarial methods and assumptions used to determine the liabilities and funding requirements of such employee benefit plans.

     The Board of Directors' Committee on Science at Syntex, comprising Dr. Rosenkranz (Chairman), Mr. Freiman, Dr. Fried, Dr. Krevans, Dr. Stoppard, Dr. Robert A. Lewis, Dr. Robert L. Roe, and three outside scientific consultants, held four meetings during fiscal 1993. The Board of Directors' Committee on Science at Syntex acts in an advisory capacity to the Board of Directors, the Chief Executive Officer of the Company and the Presidents of Syntex Discovery Research and Syntex Development Research with respect to matters pertaining to scientific research and other activities for which scientific expertise may be helpful. The

Committee reports annually to the Board of Directors concerning the Company's research strategy, together with such recommendations as the Committee may consider appropriate.

COMPENSATION OF DIRECTORS

     Each director who is not an employee of the Company or any of its subsidiaries receives an annual retainer of $20,000 and a fee of $1,200 for each meeting of the Board of Directors, and $850 for each meeting of a committee, that he or she attends (other than meetings of the Special Committee). The Chairman of the Finance Committee receives an annual retainer of $75,000; the Chairman of the Board of Directors' Committee on Science at Syntex receives an annual retainer of $25,000; the Chairman of the Audit Committee receives an annual retainer of $20,000; and the Chairman of the Compensation and Benefits Committee receives an annual retainer of $15,000; these chairmen do not receive fees for committee meeting attendance. Both the Chairman of the Trust Review Committee and the Chairman of the Nominating Committee receive a fee of $1,000 in lieu of the regular fee for each meeting of their respective committees they attend. Dr. Rosenkranz and Mr. Solomon have consultant agreements with the Company that are described under "Certain Transactions" below.

     The Syntex Corporation Board of Directors Pension Plan (the "Plan") is an unfunded, noncontributory, defined benefit plan. A director with five or more years of Board of Directors service is eligible to receive benefit payments under the Plan provided that his or her Board of Directors membership terminates on or after his or her 65th birthday, and provided that he or she does not have, and has not received, any vested benefit under any pension plan maintained for the benefit of employees of the Company or any of its subsidiaries. The annual benefit payable to an eligible director is determined as follows: less than 5 years of Board of Directors service -- none; 5 or more years of service -- 30% of the director's Average Annual Retainer plus 6% per year for each of the first 3 years in excess of 5 years and 7% for the fourth year in excess of 5 years, up to a maximum of 55% of the director's Average Annual Retainer. The term "Average Annual Retainer" is defined in the Plan as the average annual amount received by a director as director fees, committee chairmanship fees and meeting fees during the period of three consecutive calendar years within the period of the director's Board of Directors service in which the cumulative amount of such fees is the greatest.

     The Syntex Corporation 1991 Stock Option Plan for Non-Employee Directors (the "Director Plan") provides automatic annual grants of stock options to eligible directors. An initial option to purchase 2,000 Shares of the Company's Common Stock was granted to each non-employee director on October 1, 1991, and additional grants of 1,000 Shares each were made on October 1, 1992, and October 1, 1993. Mr. Holtzmann has declined to accept any options granted to him under the Director Plan, and Dr. Rosenkranz has declined to accept the options granted in 1992 and 1993. Subsequent grants of options to purchase 1,000 Shares each will be made on the first business day of October in each year until 2001 to all non-employee Directors who are in office on the date of grant at an exercise price equal to the mean between the high and low selling prices of the Shares of the Company on that date. An option for 2,000 Shares will be granted to any new non-employee director on the date of the first meeting at which he or she serves as a member of the Board of Directors. All options granted under the Director Plan are non-statutory options not intended to qualify under Section 422 of the Code. Options vest in equal increments over a four-year period but are cancelled if the director does not remain in office for at least one year following the date of grant.

     On one occasion during the 1993 fiscal year the Company afforded Mr. Holtzmann the use of the corporate aircraft as an ambulance, at a cost of $37,475. The Company also made the corporate aircraft available to Dr. Rosenkranz for a personal trip during the fiscal year, at a cost of $11,589.

     The Company has agreed to reimburse certain non-employee directors on account of taxes paid by them on medical benefits provided by the Company. The amount of such reimbursements for taxes paid during the 1993 fiscal year were as follows: Mr. Carton, $4,201; Mr. Holtzmann, $3,336; Mr. Leavitt, $1,649; Mr. Lynch, $4,029; Mr. Marks, $3,124; and Mr. Solomon, $56,073. A reimbursement in the amount of $7,641 was paid to Mr. Jerome Farmer, who served as a director throughout the 1993 fiscal year.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table summarizes, for each of the three fiscal years ended July 31, 1993, 1992 and 1991, the compensation awarded to, paid to or earned by the Chief Executive Officer (the "CEO") of the Company and the other five most highly compensated executive officers of the Company (the "Named Executive Officers").

                                                                                      LONG-TERM
                                                                                     COMPENSATION
                                                                                     ------------
                                                                                      NUMBER OF
                                                                                      SECURITIES
                                            ANNUAL COMPENSATION       OTHER ANNUAL    UNDERLYING     ALL OTHER
                                          -----------------------     COMPENSATION   OPTIONS/SARS   COMPENSATION
  NAME AND PRINCIPAL POSITION    YEAR     SALARY($)   BONUS($)(1)        ($)(2)          (3)           ($)(4)
- -------------------------------- -----    --------    -----------     ------------   ------------   ------------
Paul E. Freiman.................  1993     676,670      252,000              --         425,000        36,834
Chairman of the Board;            1992     633,333      350,000                          50,000
Chief Executive Officer           1991     583,333      425,000                          40,000
James N. Wilson.................  1993     446,252      145,000              --         275,000        26,276
President and Chief               1992     400,000      201,500                          20,000
Operating Officer                 1991     218,750      143,000                          62,600
Gerhard von Mutzenbecher........  1993     348,090       99,800              --          89,000         2,400
Vice President                    1992     312,826      145,500                          18,500
                                  1991     277,274      132,800                          20,000
Thomas L. Gutshall..............  1993     323,434      109,300          49,911          99,000        18,219
Executive Vice President          1992     302,417      160,400                          15,000
                                  1991     279,583      177,200                          20,000
Robert L. Roe...................  1993     318,333      109,300              --         104,000        17,837
Senior Vice President             1992     263,000      153,200                          25,000
                                  1991     225,000      123,100                          11,000
Robert A. Lewis.................  1993     318,333      109,300              --         104,000        11,798
Senior Vice President             1992     248,667      144,800                          25,000
                                  1991     207,083      113,100                          11,000

- ---------------
(1) Bonuses paid to all Named Executive Officers except Mr. Freiman for fiscal years 1991 and 1992 were awarded pursuant to the Company's Management Incentive Compensation Plan, and bonuses for the 1993 fiscal year were awarded pursuant to the Company's Short-term Compensation Plan. Mr. Freiman's bonus for each year was recommended by the Compensation and Benefits Committee and approved by the Board of Directors.

(2) The only type of Other Annual Compensation for each of the Named Executive Officers was in the form of perquisites. In the case of Mr. Gutshall, the total amount indicated includes the incremental cost to the Company of his personal use of the corporate aircraft, which was $30,852, the personal use portion of his Company provided car, which was $15,492, and his home security system. In the case of the other Named Executive Officers, the total amount of such perquisites was less than the level required for reporting.

(3) Includes options awarded under the Company's Call-to-Action Incentive Plan in the following amounts: Mr. Freiman, 370,000 Shares; Mr. Wilson, 250,000 Shares; all other Named Executive Officers, 84,000 Shares each. No Shares of restricted stock were awarded, and no long-term incentive plan payments were made, to Mr. Freiman or any other Named Executive Officer in fiscal 1991, 1992 or 1993.

(4) Includes amounts contributed by the Company to the Company's Employee Retirement Savings Plan in the following amounts: Mr. Freiman, $8,994.00; Mr. Wilson, $8,994.00; Mr. Gutshall, $8,994.00; Dr. Roe, $9,596.99; and Dr.
    Lewis, $9,878,24. Also includes amounts contributed by the Company to the Company's Supplemental Employee Retirement Savings Plan for the account of each executive officer in the following amounts: Mr. Freiman, $24,839.50; Mr. Wilson, $14,581.98; Mr. Gutshall, $7,274.66; and Dr. Roe, $6,319.68. The
    remainder represents the value contributed for the executive officer's life insurance premium, except that the amount indicated for Dr. von Mutzenbecher represented the amount of premiums paid by the Company for his coverage under the Company's Umbrella Medical and Life Insurance Plan, whose participants include certain management-level employees located outside of the United States.

                       STOCK OPTION GRANTS IN FISCAL 1993

     The following table sets forth the number of stock options granted to each of the Named Executive Officers in fiscal 1993.

                                                                                            POTENTIAL REALIZED VALUE
                                                                                                AT ASSUMED ANNUAL
                      NUMBER OF     PERCENT OF                                                RATES OF STOCK PRICE
                       SHARES      TOTAL OPTIONS                                                APPRECIATION FOR
                     COVERED BY     GRANTED TO    EXERCISE    % OF STOCK                         OPTION TERM(2)
                    STOCK OPTIONS    EMPLOYEES    PRICE PER    PRICE ON     EXPIRATION   -------------------------------
       NAME            GRANTED      IN 1993(1)      SHARE    DATE OF GRANT     DATE      0%         5%           10%
- ------------------- -------------  -------------  ---------  -------------  ----------   ---    ----------    ----------
Paul E. Freiman....     55,000(3)       1.08      $19.3125        100         4/21/03     0     $  668,004    $1,692,853
                       370,000(4)       7.24      $  20.00        110         7/29/03     0     $3,522,314    $9,989,744
James N. Wilson....     25,000(3)       0.49      $19.3125        100         4/21/03     0     $  303,638    $  769,748
                       250,000(4)       4.89      $  20.00        110         7/29/03     0     $2,379,942    $6,794,827
Gerhard von              5,000(3)       0.10      $19.3125        100         4/21/03     0     $   60,728    $  153,896
  Mutzenbecher.....
                        84,000(4)       1.64      $  20.00        110         7/29/03     0     $  799,661    $2,267,942
Thomas L.
  Gutshall.........     15,000(3)       0.29      $19.3125        100         4/21/03     0     $  182,183    $  461,687
                        84,000(4)       1.64      $ 20.000        110         7/29/03     0     $  799,661    $2,267,942
Robert L. Roe......     20,000(3)       0.39      $19.3125        100         4/21/03     0     $  242,911    $  615,583
                        84,000(4)       1.64      $  20.00        110         7/29/03     0     $  799,661    $2,267,942
Robert A. Lewis....     20,000(3)       0.39      $19.3125        100         4/21/03     0     $  242,911    $  615,583
                        84,000(4)       1.64      $  20.00        110         7/29/03     0     $  799,661    $2,267,942

- ---------------
(1) Percentage indicated does not take into account grants of options for 100 Shares each that were made under the Call-to-Action Incentive Plan on July 29, 1993, to a large number of employees who do not participate in the Company's 1984 Stock Option and Stock Appreciation Rights Plan and who are employed in various countries. It is estimated that the number of Shares subject to these grants is approximately 850,000, but the precise number cannot be determined until employee records for the countries in question have been compiled and verified.

(2) The actual value realized may be greater or less than the amounts indicated. If the stock price increased by 5% per year for a period of ten years from the date of grant, the total increase in stockholder value would be $2,683,624,311 over the value on April 21, 1993, and $2,518,611,869 over the value on July 29, 1993. If the stock price increased by 10% per year, the total increase in stockholder value would be $6,800,831,513 over the value on April 21, 1993, and $6,382,657,407 over the value on July 29, 1993.

(3) Options were granted under the 1984 Stock Option and Stock Appreciation Rights Plan. Options vest in equal annual installments over a four year period from the date of grant, provided, however, that all options become immediately exercisable upon a change in control (as defined in the plan) of the Company.

(4) Options were granted under Call-to-Action Incentive Plan. Options vest within 60 days after July 31, 1995 based upon the extent to which certain performance goals are met; provided, however, that all of the options become immediately exercisable upon a change in control (as defined in the Call-to-Action Plan) of the Company.

                   AGGREGATED OPTION EXERCISES IN FISCAL 1993
                       AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth the aggregated option exercises for the Named Executive Officers in fiscal 1993 and the difference between the market value of the Shares at fiscal year-end and the exercise price of exercisable and unexercisable options.

                                                          NUMBER OF SHARES COVERED BY      VALUE OF UNEXERCISED IN-
                                                          UNEXERCISED OPTIONS AT JULY      THE-MONEY OPTIONS AT JULY
                               NUMBER OF                            31, 1993                      31, 1993(2)
                            SHARES ACQUIRED    VALUE     ------------------------------   ---------------------------
           NAME               ON EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE(1)   EXERCISABLE   UNEXERCISABLE
- --------------------------- ---------------   --------   -----------   ----------------   -----------   -------------
Paul E. Freiman............         -0-       $    -0-     164,000          490,000        $ 508,245         -0-
James N. Wilson............         -0-            -0-      36,300          321,300              -0-         -0-
Gerhard von Mutzenbecher...      10,000        120,391      66,625          109,575          279,741         -0-
Thomas L. Gutshall.........       9,400        132,555     105,500          123,500          445,419         -0-
Robert L. Roe..............       5,144         75,892      62,350          130,750          227,909         -0-
Robert A. Lewis............         -0-            -0-      41,292          130,750           10,464         -0-

- ---------------
(1) Includes Shares covered by options granted under the Call-to-Action Incentive Plan.

(2) On July 30, 1993 (the last business day of the Company's fiscal year), the average of the high and low prices of the Shares on the New York Stock Exchange was $17.9375.

            LONG-TERM INCENTIVE PLANS -- AWARDS IN LAST FISCAL YEAR

     The following deferred cash incentives were awarded by the Board of Directors to the Named Executive Officers on July 29, 1993, under the Syntex Corporation Call-to-Action Incentive Plan.

                                                                           ESTIMATED FUTURE PAYOUTS
                                                                        UNDER NON-STOCK BASED PLANS(1)
                                     NUMBER OF                       -------------------------------------
                                   SHARES, UNITS      PERIOD TO      THRESHOLD      TARGET        MAXIMUM
              NAME                OF OTHER RIGHTS     PAY-OUT(2)        ($)           ($)           ($)
- --------------------------------- ---------------     ----------     ---------     ---------     ---------
Paul E. Freiman..................    N/A               7/31/95         0           1,100,000     1,650,000
James N. Wilson..................    N/A               7/31/95         0             733,000     1,099,500
Gerhard von Mutzenbecher.........    N/A               7/31/95         0             250,000       375,000
Thomas L. Gutshall...............    N/A               7/31/95         0             250,000       375,000
Robert L. Roe....................    N/A               7/31/95         0             250,000       375,000
Robert A. Lewis..................    N/A               7/31/95         0             250,000       375,000

- ---------------
(1) The amount of the deferred cash incentive payment depends on the rating assigned by the Compensation and Benefits Committee to the Company's performance against the goals under the Call-to-Action Incentive Plan made during the performance period. If the rating is below "meets expectations," no payout will be made. If the rating is "meets expectations," the payout will be 75% of the targeted amount. The targeted amount will be paid if the rating is "exceeds expectations," and the maximum amount payable, which is 150% of the targeted amount, will be paid if the rating is "outstanding." Intermediate amounts can also be awarded for ratings falling between these levels.

(2) Performance is measured over the period ending July 31, 1995; the amount of the payment will be determined within 60 days after that date, and the payment will then be made.

                                  PENSION PLAN

     The Syntex U.S. Employees Pension Plan (the "Pension Plan") is a non-contributory, defined benefit plan that covers United States employees of the Corporation and its subsidiaries (other than bargaining unit employees). The Pension Plan provides for normal retirement at age 65 with a benefit based upon both years of service and the employee's highest average annual compensation in five consecutive calendar years during his or her last ten years of employment. Annual benefits are calculated as 1.5 percent of final average compensation multiplied by the employee's number of years of credited service. The Syntex U.S. Employees Amended Supplemental Pension Plan (the "Supplemental Pension Plan") provides for payment of additional benefits (1) corresponding to the reductions in benefit levels resulting from changes in the Pension Plan made in 1989, and (2) in excess of the maximum limitation on benefits payable under the Pension Plan imposed by the Internal Revenue Code of 1986, as amended.

     The following table presents the annual pension benefits payable in specified compensation and years of service classifications under the Pension Plan and the Supplemental Pension Plan. The amounts shown in this table are subject to reduction for the primary Social Security benefit that an individual would receive at his Social Security retirement date. Benefits under the Pension Plan and the Supplemental Pension Plan are computed as a straight-life annuity.

                                                               YEARS OF SERVICE(2)
                                              -----------------------------------------------------
              COMPENSATION(1)                    15         20         25         30         35
- --------------------------------------------  ---------  ---------  ---------  ---------  ---------
$ 200,000...................................  $  55,000  $  73,400  $  91,600  $ 110,000  $ 128,000
   300,000..................................     82,500    110,000    137,500    165,000    192,500
   500,000..................................    137,500    183,300    229,200    275,000    320,800
   700,000..................................    192,500    256,700    320,800    385,000    449,200
   900,000..................................    247,500    330,000    412,500    495,000    577,500
 1,100,000..................................    302,500    403,300    504,200    605,000    705,800
 1,300,000..................................    357,500    476,700    595,800    715,000    834,200

- ---------------

(1) Compensation for purposes of the Pension Plan means total salary or wages, including shift differentials, vacation and sick leave pay, overtime, salary reduction contributions made pursuant to the Syntex Corporation Employee Retirement Savings Plan, commissions and bonuses. Neither Mr. Freiman's covered compensation nor that of any other Named Executive Officer differs substantially (by more than 10%) from the salary and bonus information set forth in the Summary Compensation Table.

(2) The following are the approximate years of Credited Service under the Pension Plan for the Named Executive Officers: Mr. Freiman, 31; Mr. Wilson, 16; Mr. Gutshall, 12; Dr. Roe, 17; and Dr. Lewis, 7. Dr. von Mutzenbecher particpates in a separate pension plan for certain employees located outside the United States, which provides benefits comparable to those provided under the Pension Plan and Supplemental Pension Plan. Dr. von Mutzenbecher has 30 years of credited service under the applicable plan.

                              SEVERANCE AGREEMENTS

     The Company has entered into agreements with Messrs. Freiman, Wilson, von Mutzenbecher, Gutshall, Lewis and Roe, and with certain other key executives, which provide certain benefits if, following a change in control (as defined in the agreements) of the Company, the Company terminates the executive's employment for any reason other than disability or for cause, or so alters his or her terms and conditions of employment as to afford the executive good reason to terminate his or her employment. In the event of such termination, the executive will be entitled to a termination payment equal to the sum of his or her annual base salary at the time of termination and the average of his or her last three bonus awards prior to the change in control multiplied by three if such termination occurs within the first year after the change in control, or multiplied by two if the termination occurs during the second or third year after the change in control, minus any amount the executive receives under the Company's enhanced severance plan. In addition, the Company will provide the executives with a tax "gross-up" payment in the event of the imposition of an excise tax upon the executive pursuant to Section 4999 of the Code. These executive officers also participate in the Company's enhanced severance plan, under which employees are generally entitled to severance payments of 12 weeks' salary plus an additional two weeks' salary for each year of service with the Company up to 13 years of service, for a maximum severance entitlement of 38 weeks' salary. The Named Executive Officers are participants in the Company's Call-to-Action Incentive Plan. Upon a change in control (as defined in the plan) of the Company, all stock options granted under the plan become fully exercisable and a pro rata portion of the deferred cash incentive awards is payable to the executives. Options and stock appreciation rights issued under the Company's 1984 Stock Option and Stock Appreciation Rights Plan also become immediately exercisable upon a change in control (as defined in the plan) of the Company.

                       COMPENSATION COMMITTEE INTERLOCKS
                           AND INSIDER PARTICIPATION

     Dr. Miriam Stoppard, a non-employee director who serves on the Compensation and Benefits Committee, was Managing Director of Syntex Pharmaceuticals Ltd. from 1976 until 1980.

                              CERTAIN TRANSACTIONS

     Dr. Rosenkranz entered into an agreement with the Company pursuant to which he acted as a consultant to the Company for a four-year period commencing October 1, 1987. This agreement was renewed for additional two-year periods commencing October 1, 1991, and October 1, 1993, at an annual fee of $57,750.

     Mr. Solomon entered into an agreement with the Company pursuant to which he has acted as a consultant to the Company for a two-year period commencing February 1, 1989, at an annual fee of $50,000. The agreement was renewed for additional two-year periods commencing February 1, 1991 and February 1, 1993, and it is automatically renewable for additional two-year terms unless terminated by either party upon written notice given at least 90 days prior to the anniversary date of the agreement.

     During the fiscal year ended July 31, 1993, the law firm of Holtzmann, Wise & Shepard, of which Mr. Holtzmann, a director of the Company, is a partner, rendered general legal services to the Company and its subsidiaries for which fees of $2,379,771 have been approved. For additional information regarding fees received in connection with the transactions contemplated by the Merger Agreement, see Item 3 of the Schedule 14D-9.

     In March 1992, the Company entered into a loan agreement with Mr. Melvin D. Booth, an executive officer of the Company, pursuant to which the Company loaned Mr. Booth $200,000 to be used toward the purchase of a principal residence in California. This loan was made in connection with Mr. Booth's relocation, and no interest is charged thereon. One fifth of the principal amount of the loan will be forgiven for each full year that Mr. Booth remains an active employee of the Company, and any remaining balance must be repaid within one year from the date of any termination of employment, except a termination following a change in control (as defined in the agreement) of the Company. The amount of the loan that remained outstanding as of October 1, 1993, was $160,000.

     In November 1992 and June 1993, the Company made loans to Dr. Robert L. Roe, an executive officer of the Company, in the amounts of $50,000 and $100,000, respectively, under promissory notes bearing interest at the rate of 6 percent per year. Dr. Roe repaid the $100,000 loan, together with accrued interest, in July 1993, and the amount of the loan that remained outstanding as of October 1, 1993, was $50,000.

     Between August 1993 and April 1994, the Company made loans to Richard Powers, an executive officer of the Company, in the aggregate amount of $155,000, under promissory notes bearing simple interest at the rate of 6 percent per year.

     In the opinion of the Company, there were no material or significant transactions in which directors or officers were interested, other than those set forth herein.

                                                                     SCHEDULE II

               CERTAIN TRANSACTIONS IN SHARES OF COMMON STOCK OF
              SYNTEX CORPORATION EFFECTED DURING THE PAST 60 DAYS

I.  The following stock options were exercised by executive officers of the
Company:

                         PARTY                      DATE           NUMBER OF         PRICE
                       EFFECTING                     OF             SHARES            PER
                      TRANSACTION                TRANSACTION       PURCHASED         SHARE
        ---------------------------------------  -----------       ---------       ---------
        Melvin D. Booth........................      3/10/94          6,400        $ 4.83595
        Neil W. Flanzraich.....................      3/09/94         20,000        $ 4.83595
        Thomas L. Gutshall.....................      4/28/94          4,800        $ 5.12500
                                                     4/28/94          4,200         $7.25780
                                                     4/29/94          3,400         $7.25780
                                                     5/02/94          3,200         $5.12500
        Robert L. Roe..........................      3/09/94          1,500        $ 4.83595
                                                     3/11/94          4,750         $4.83595
                                                     3/21/94          1,350         $4.83595

                               INDEX OF EXHIBITS

 EXHIBIT
   NO.
- ----------
Exhibit 1    Acquisition Agreement and Plan of Merger, dated as of May 1, 1994, among
             Syntex Corporation, Roche Capital Corporation and Roche (Panama) Corporation
Exhibit 2    Form of Executive Severance Agreement entered into by and between Syntex
             Corporation and its executive officers and other employees
Exhibit 3    Guaranty, dated as of May 1, 1994, made by Roche Holding Ltd
Exhibit 4    Confidentiality and standstill agreement, dated February 28, 1994, between
             Syntex Corporation and Roche Holding Ltd
Exhibit 5    Press Release issued jointly by Syntex Corporation and Roche Holding Ltd, dated May 2, 1994
Exhibit 6    Letter to Stockholders of the Company dated May 6, 1994*
Exhibit 7    Opinion of Goldman, Sachs & Co. dated May 1, 1994*

- ---------------
* Included in copies mailed to shareholders.